CALCULATION OF REGISTRATION FEE

	Maximum Aggregate	Amount of Registration
Title of Each Class of Securities Offered	Offering Price	Fee

Stock Participation Accreting Redemption Quarterly-pay SecuritiesSM (“SPARQS®”)	$15,032,284.00	$1,608.45

PROSPECTUS Dated January 25, 2006	Pricing Supplement No. 167
AMENDMENT NO. 1 TO PROSPECTUS SUPPLEMENT	Registration Statement No. 333-131266
For SPARQS	Dated January 24, 2007
Dated December 21, 2006	Rule 424(b)(2)

GLOBAL MEDIUM-TERM NOTES, SERIES F
Senior Fixed Rate Notes

8% SPARQS due February 20, 2008
Mandatorily Exchangeable for
Shares of Common Stock of Noble Energy, Inc.
Stock Participation Accreting Redemption Quarterly-pay SecuritiesSM
(“SPARQS® ”)

The SPARQS offered are senior unsecured obligations of Morgan Stanley, will pay 8% interest per year and will have the terms described in the prospectus supplement for SPARQS and the prospectus, as supplemented or modified by this pricing supplement. At maturity the SPARQS will pay a number of shares of Noble Energy, Inc. common stock, subject to our right to call the SPARQS for cash at any time beginning August 20, 2007. The SPARQS do not guarantee any return of principal at maturity.

Final Terms:
Underlying company:	Noble Energy, Inc., which we refer to as Noble Energy
Underlying stock:	The common stock of Noble Energy
Aggregate principal amount:	$15,032,284
Pricing date:	January 24, 2007
Original issue date (settlement date):	January 31, 2007, which is the fifth trading day following the pricing date
Maturity date:	February 20, 2008
Issue price:	$12.8525 per SPARQS, equal to the closing price of one share of the underlying stock on the pricing date times the exchange ratio
Stated principal amount:	$12.8525 per SPARQS
Interest rate:	8% per annum
Interest payment dates:	May 20, 2007, August 20, 2007, November 20, 2007 and the maturity date
Denominations:	$12.8525 (and integral multiples thereof)
Exchange at maturity:	Unless the SPARQS have been called or accelerated, you will receive shares of the underlying stock at the exchange ratio in exchange for each SPARQS
Exchange ratio:	0.25, subject to adjustment for certain corporate events
Call right:	The SPARQS are callable by us at any time on or after the first call date
First call date:	August 20, 2007
Final call notice date:	February 10, 2008
Yield to call:	17% per annum on the stated principal amount. See “Hypothetical Call Price Calculations” beginning on PS-8.
Listing:

The SPARQS have been approved for listing on the AMEX subject to official notice of issuance. The AMEX listing symbol for the SPARQS is “NEH”. It is not possible to predict whether any secondary market for the SPARQS will develop.

CUSIP:	61750V824
Agent:	Morgan Stanley & Co. Incorporated, which we refer to as MS & Co.
Calculation agent:	MS & Co.

The SPARQS involve risks not associated with an investment in ordinary debt securities. See “Risk Factors” beginning on PS-5.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

PRICE $12.8525 PER SPARQS

	Price to	Agent’s	Proceeds to
	Public(1)	Commissions(2)	Company(1)

Per SPARQS	$12.8525	$0.2089	$12.6436
Total	$15,032,284	$244,329.44	$14,787,954.56
(1)	Plus accrued interest, if any, from the original issue date.
(2)	For additional information, see “Plan of Distribution” in the prospectus supplement for SPARQS.

MORGAN STANLEY

Where You Can Find More Information

     Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by the amendment No. 1 to prospectus supplement for SPARQS) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement for SPARQS and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Morgan Stanley will arrange to send you the prospectus and the prospectus supplement for SPARQS if you so request by calling toll-free 800-584-6837.

     You may access these documents on the SEC web site at www.sec.gov as follows:

Amendment No. 1 to Prospectus Supplement for SPARQS dated December 21, 2006:
http://www.sec.gov/Archives/edgar/data/895421/000095010306002841/dp04045_424b2.htm

Prospectus dated January 25, 2006:
http://www.sec.gov/Archives/edgar/data/895421/000095010306000145/jan2506_424b2.txt

     Terms used in this pricing supplement are defined in the prospectus supplement for SPARQS or in the prospectus. As used in this pricing supplement, the “Company,” “we,” “us,” and “our” refer to Morgan Stanley.

     “Stock Participation Accreting Redemption Quarterly-pay Securities” is our service mark and “SPARQS” is our registered service mark.

Your Return on the SPARQS

     No guaranteed return of principal. Unlike ordinary debt securities, the SPARQS do not guarantee any return of principal at maturity. Instead, the SPARQS pay an amount of the underlying stock, subject to our right to call the SPARQS prior to maturity for the applicable call price in cash.

     Interest on the stated principal amount. We will pay interest on the SPARQS at the rate of 8% of the stated principal amount per year on May 20, 2007, August 20, 2007, November 20, 2007 and the maturity date. The 8% interest rate is higher than the current dividend rate on the underlying stock. If we call the SPARQS, we will pay accrued but unpaid interest on the SPARQS to but excluding the applicable call date.

     Payment at maturity. If we have not called the SPARQS and the maturity of the SPARQS has not been accelerated, we will deliver to you at the maturity date a number of shares of the underlying stock in accordance with the exchange ratio for each SPARQS you hold.

     Exchange ratio. The exchange ratio is subject to adjustment over the term of the SPARQS for certain corporate events relating to the underlying stock.

     Payment if we exercise our call right. Your return on the SPARQS may be limited by our call right. At any time beginning on the first call date, including on the maturity date, we have the right to call the SPARQS for the cash call price, which will be calculated based on the call date. The call price will be an amount of cash per SPARQS that, together with all of the interest paid and accrued but unpaid interest on the SPARQS to, and including, the call date, gives you a return equal to the yield to call on the stated principal amount of each SPARQS from, and including, the date of issuance to, but excluding, the call date. For more information on the calculation of the yield to call, see the section called “Hypothetical Call Price Calculations” on PS-8 and the more detailed explanation in the prospectus supplement for SPARQS.

     Postponement of maturity date. If we decide to call the SPARQS, we will give you 10 to 30 calendar days notice. If the final call notice date is not a trading day or a market disruption event occurs on that day and we elect to call the SPARQS, both the final call notice date and the scheduled maturity date of the SPARQS will be postponed so that the maturity date will be the tenth calendar day after we send notice of our election.

Noble Energy – Public Information

     Noble Energy, Inc. is an energy company engaged, directly or through its subsidiaries, in the exploration, development, production and marketing of crude oil and natural gas. The underlying stock is registered under the Exchange Act. Information provided to or filed with the Commission by the underlying company pursuant to the Exchange Act can be located by reference to Commission file number 001-07964 through the Commission’s website at http://www.sec.gov. Additional information regarding the underlying company may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. See the section called “Underlying Company and Stock—Public Information” in the prospectus supplement for SPARQS.

     This pricing supplement relates only to the SPARQS offered hereby and does not relate to the underlying stock or other securities of the underlying company. We have derived all disclosures contained in this pricing supplement regarding the underlying company from the publicly available documents described in the preceding paragraph. In connection with the offering of the SPARQS, neither we nor the agent has participated in the preparation of such documents or made any due diligence inquiry with respect to the underlying company. Neither we nor the agent makes any representation that such publicly available documents or any other publicly available information regarding the underlying company is accurate or complete.

     Neither we nor any of our affiliates makes any representation to you as to the performance of the underlying stock.

     Historical Information. The following table sets forth the published high and low closing prices of the underlying stock for 2004, 2005, 2006 and 2007 through January 24, 2007. The closing price of the underlying stock on January 24, 2007 was $51.41. We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. You should not take the historical closing prices of the underlying stock as an indication of future performance.

	High	Low	Dividends

(CUSIP 037833100)
2004
First Quarter	23.99	21.37	0.025
Second Quarter	25.82	22.12	0.025
Third Quarter	29.26	24.70	0.025
Fourth Quarter	31.98	28.35	0.025
2005
First Quarter	34.35	28.06	0.025
Second Quarter	39.22	31.66	0.025
Third Quarter	47.52	38.81	0.050
Fourth Quarter	47.79	35.96	0.050
2006
First Quarter	46.28	39.05	0.050
Second Quarter	48.67	36.28	0.075
Third Quarter	50.99	42.94	0.075
Fourth Quarter	54.03	43.00	0.075
2007
First Quarter (through
January 24, 2007)	51.41	46.33

     Historical prices with respect to the underlying stock have been adjusted for two-for-one stock split that was effected on September 14, 2005. We make no representation as to the amount of dividends, if any, that the underlying company will pay in the future. In any event, as an investor in the SPARQS, you will not be entitled to receive dividends, if any, that may be payable on underlying stock.

Use of Proceeds and Hedging

     The net proceeds we receive from the sale of the SPARQS will be used for general corporate purposes and, in part, in connection with hedging our obligations under the SPARQS through one or more of our subsidiaries.

     On or prior to the pricing date, we, through our subsidiaries or others, hedged our anticipated exposure in connection with the SPARQS by taking positions in the underlying stock and in options contracts on the underlying stock listed on major securities markets. Such purchase activity could have increased the closing price of the underlying stock on the pricing date, and, accordingly, could have increased the issue price of the SPARQS, and therefore, the price at which the underlying stock must close at maturity before you would receive at maturity for each SPARQS you hold an amount of common stock worth as much as or more than the issue price of the SPARQS. For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the prospectus supplement for SPARQS.

Risk Factors

     The SPARQS involve risks not associated with conventional debt securities, some of which are briefly summarized below:

     The SPARQS do not guarantee return of principal at maturity. If the closing price of the underlying stock at maturity (including upon an acceleration of the SPARQS) is less than the closing price on the pricing date, and we have not called the SPARQS, we will pay you underlying stock or, under some circumstances, cash, with a value that is less than the stated principal amount of the SPARQS and could be zero.

     Your appreciation potential is limited by our call right. If we exercise our call right, you will not receive underlying stock or an amount based upon the closing price of the underlying stock. Instead, you will receive a call price, which will depend upon the call date and will be an amount of cash per SPARQS that, together with all of the interest paid and accrued but unpaid interest on the SPARQS, represents the yield to call. You should not expect to obtain a total yield (including interest payments) of more than the yield to call per annum on the stated principal amount of the SPARQS to the call date. For more information on the calculation of the yield to call, see the section called “Hypothetical Call Price Calculations” on PS-8 and the more detailed explanation in the prospectus supplement for SPARQS.

     Secondary trading may be limited. There may be little or no secondary market for the SPARQS. You should be willing to hold your SPARQS to maturity.

     Market price of the SPARQS will be influenced by many unpredictable factors. Although we expect that generally the trading price of the underlying stock on any day will affect the value of the SPARQS more than any other single factor, other factors that may influence the value of the SPARQS include: the volatility of the underlying stock, geopolitical conditions and economic, financial, political, regulatory or judicial events, interest and yield rates in the market, the time remaining until we can call the SPARQS and until the SPARQS mature, the dividend rate on the underlying stock, our creditworthiness and the occurrence of certain events affecting the underlying company that may or may not require an adjustment to the exchange ratio.

     The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase SPARQS in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the SPARQS, as well as the projected profit included in the cost of hedging our obligations under the SPARQS.

     If the SPARQS are accelerated, you may receive an amount worth substantially less than the stated principal amount of the SPARQS. The amount payable to you if the maturity of the SPARQS is accelerated will differ depending on whether it is due to a price event acceleration due to a decline in the closing price of the underlying stock for two consecutive trading days to the acceleration trigger price, which is equal to the product of $2.00 per share and the exchange ratio as of the original issue date, or an event of default acceleration, and may be substantially less than the stated principal amount of the SPARQS.

     Morgan Stanley is not affiliated with the underlying company. The underlying company is not an affiliate of ours and is not involved with this offering in any way.

     Morgan Stanley may engage in business with or involving the underlying company without regard to your interests. We or our affiliates may presently or from time to time engage in business with the underlying company without regard to your interests, and thus may acquire non-public information about the underlying company. Neither we nor any of our affiliates undertake to disclose any such information to you. In addition, we or our affiliates from time to time have published and in the future may publish research reports with respect to the underlying company, which may or may not recommend that investors buy or hold the underlying stock.

     You have no shareholder rights. Investing in the SPARQS is not equivalent to investing in the underlying stock. As an investor in the SPARQS, you will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the underlying stock.

     The SPARQS may become exchangeable into the common stock of companies other than the underlying company. Following certain corporate events relating to the underlying stock, you will receive at maturity either the common stock of three companies in the same industry group as the underlying company in lieu of, or in addition to, the underlying stock or the common stock of a successor corporation to the underlying company. The occurrence of such corporate events and the consequent adjustments may materially and adversely affect the market price of the SPARQS.

     The antidilution adjustments the calculation agent is required to make do not cover every corporate event that could affect the underlying stock. For example, the calculation agent is not required to make any adjustments if the underlying company or anyone else makes a partial tender or partial exchange offer for the underlying stock. If an event occurs that does not require the calculation agent to adjust the amount of the underlying stock payable at maturity, the market price of the SPARQS may be materially and adversely affected.

     The economic interests of MS & Co., as the calculation agent, and of MS & Co. and other affiliates of ours that will carry out hedging activities related to the SPARQS or that trade the underlying stock on a regular basis are potentially adverse to your interests as an investor in the SPARQS. The hedging or trading activities of our affiliates on or prior to the pricing date and throughout the term of the SPARQS could adversely affect the price of the underlying stock on the pricing date and at maturity and, as a result, could decrease the value of the payment you receive on the SPARQS at maturity, if the SPARQS are not previously called. Any of these hedging or trading activities on or prior to the pricing date could have increased the closing price of the underlying stock on the pricing date and, accordingly, have increased the issue price of the SPARQS and, therefore, the price at which the underlying stock must close at maturity before you would receive at maturity, if the SPARQS are not previously called, an amount of underlying stock worth as much as or more than the issue price of the SPARQS. Additionally, such hedging or trading activities during the term of the SPARQS could potentially affect the price of the underlying stock at maturity and, accordingly, if we have not called the SPARQS, the value of underlying stock or in certain circumstances cash, you will receive at maturity, including upon an acceleration event.

     The U.S. federal income tax consequences of an investment in the SPARQS are uncertain. See the section called “United States Federal Income Taxation” below.

     For further discussion of these and other risks you should read the section entitled “Risk Factors” beginning on S-7 of the prospectus supplement for SPARQS. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the SPARQS.

ERISA

     See “ERISA” in the prospectus supplement for SPARQS.

United States Federal Income Taxation

     The U.S. federal income tax consequences of an investment in the SPARQS are uncertain. There is no direct legal authority as to the proper tax treatment of the SPARQS, and consequently our counsel is unable to render an opinion as to their proper characterization for U.S. federal income tax purposes. Pursuant to the terms of the SPARQS and subject to the discussion in the accompanying prospectus supplement under “United States Federal Taxation,” you have agreed with us to treat a SPARQS as a unit consisting of (i) a terminable forward contract and (ii) a deposit with us of a fixed amount of cash to secure your obligation under the terminable forward contract. We have determined that the Yield on the Deposit is 5.363% per annum compounded quarterly, and that the remainder of the stated interest payments on the SPARQS is attributable to the Contract Fees, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation — Tax Treatment of the SPARQS.”

     Please read the discussion under “United States Federal Taxation” in the accompanying prospectus supplement concerning the U.S. federal income tax consequences of investing in the SPARQS. If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the SPARQS, the timing and character of income on the SPARQS might differ. We do not plan to request a ruling from the IRS regarding the tax treatment of the SPARQS, and the IRS or a court may not agree with the tax treatment described in this pricing supplement and the prospectus supplement for SPARQS.

     Notwithstanding the foregoing, any stated interest payments on the SPARQS made to non-U.S. holders will generally be withheld upon at a rate of 30%. See the section called “United States Federal Taxation —Tax Consequences to Non-U.S. Holders” in the accompanying prospectus supplement. Non-U.S. holders should consult their own tax advisors regarding the potential tax consequences of an investment in the SPARQS.

     You are urged to consult your own tax advisors regarding all aspects of the U.S. federal income tax consequences of investing in the SPARQS, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Hypothetical Call Price Calculations

The following tables set forth sample calculations of the call price for hypothetical call dates of August 20, 2007 and February 20, 2008 (the scheduled maturity date) based on the following terms:

  Original issue date: January 31, 2007
  Interest payment dates: May 20, 2007, August 20, 2007, November 20, 2007 and the maturity date
  Yield to call: 17% per annum (computed on the basis of a 360-day year of twelve 30-day months)
  Stated principal amount: $12.8525 per SPARQS
  Interest rate: 8% per annum

     The call price with respect to any call date is an amount of cash per SPARQS such that the sum of the present values of all cash flows on each SPARQS to and including the call date (i.e., the call price and all of the interest payments on each SPARQS), discounted to the original issue date at the applicable discount factor, equals the stated principal amount. The discount factor is based on the yield to call rate of 17% per annum and the number of years (or fraction of a year) from the original issue date to and including the applicable payment date and is represented by the following formula:

     Discount factor = 1 / 1.17 x, where x is the number of years from the original issue date to and including the applicable payment date.

The call price in each of the hypothetical examples shown below is determined as follows:

  The known cash flows on the SPARQS (i.e., the interest payments) are discounted to their present value on the original issue date at the applicable discount factor. The sum of these present values equals the present value on the original issue date of all of the interest payments payable on the SPARQS to and including the applicable call date.

    For example, the present value of all of the interest payments for the hypothetical call date of August 20, 2007 is $0.5351 ($0.2995 + $0.2356).

  Since the present value of all payments on the SPARQS to and including the call date (i.e., the call price and all of the interest payment on each SPARQS) must equal the stated principal amount, we can determine the present value of the applicable call price by subtracting the sum of the present values of the interest payments from the stated principal amount.

    For example, for the hypothetical call date of August 20, 2007, the present value of the call price is $12.3174 ($12.8525- $0.5351).

  The call price is then derived by determining the amount that, when discounted to the original issue date from the applicable call date at the applicable discount factor, equals the present value of the call price.

    For the hypothetical call date of August 20, 2007, the call price is therefore $13.4400, which is the amount that if paid on August 20, 2007 has a present value on the original issue date of $12.3174, based on the applicable discount factor.

•      •      •

The call prices calculated in the following tables are based upon the terms set forth above and two sample call dates. The actual amount you will receive if we call the SPARQS will depend upon the actual call date.

Call Date of August 20, 2007

Payment Date	Stated Principal Amount	Interest Payments Received	Accrued but Unpaid Interest Received on Call Date	Call Price Received[1]	Total Cash Received on Payment Date	Days from Original Issue Date[2]	Years from Original Issue Date (Days2/360)	Discount Factor at Yield to Call[3]	Present Value at Original Issue Date of Cash Received on Payment Date at Yield to Call

January 31, 2007	($12.8525)					0	0.00000	100.000%
May 20, 2007		$0.3142			$0.3142	110	0.30556	95.316%	$0.2995
Call Date (August 20, 2007)		$0.2571	$0.2571		$0.2571	200	0.55556	91.647%	$0.2356
Call Date (August 20, 2007)				$13.4400	$13.4400	200	0.55556	91.647%	$12.3174
Total amount received on the call date: $13.6971								Total:	$12.8525
Total amount received over the term of the SPARQS: $14.0113

[1]	The call price of $13.4400 is the dollar amount that has a present value of $12.3174, which has been discounted to the original issue date from the call date at the yield to call rate of 17% per annum so that the sum of the present values of all of the interest payments on the SPARQS and the present value of the call price is equal to the stated principal amount of $12.8525.
[2]	Based upon a 360-day year of twelve 30-day months.
[3]	Discount factor = 1 / 1.17[x], where x is years from original issue date to, and including, the applicable payment date.

Call Date of February 20, 2008 (Maturity Date)

Payment Date	Stated Principal Amount	Interest Payments Received	Accrued but Unpaid Interest Received on Call Date	Call Price Received[1]	Total Cash Received on Payment Date	Days from Original Issue Date[2]	Years from Original Issue Date (Days2/360)	Discount Factor at Yield to Call[3]	Present Value at Original Issue Date of Cash Received on Payment Date at Yield to Call

January 31, 2007	($12.8525)					0	0.00000	100.000%
May 20, 2007		0.3142			0.3142	110	0.30556	95.316%	0.2995
August 20, 2007		0.2571			0.2571	200	0.55556	91.647%	0.2356
November 20, 2007		0.2571			0.2571	290	0.80556	88.120%	0.2266
February 20, 2008		0.2571	0.2571		0.2571	380	1.05556	84.728%	0.2178
February 20, 2008				$14.0131	$14.0131	380	1.05556	84.728%	11.8730
Total amount received on the call date: $14.2702								Total:	12.8525
Total amount received over the term of the SPARQS: $15.0986

[1]	The call price of $14.0131 is the dollar amount that has a present value of $11.8730, which has been discounted to the original issue date from the call date at the yield to call rate of 17% per annum so that the sum of the present values of all of the interest payments on the SPARQS and the present value of the call price is equal to the state principal amount of $12.8525.
[2]	Based upon a 360-day year of twelve 30-day months.
[3]	Discount factor = 1 / 1.17[x], where x is years from original issue date to, and including, the applicable payment date.